Exhibit 99.2
Q&K INTERNATIONAL GROUP LIMITED
UNAUDIED CONDENSED CONSOLIDATED BALANCE SHEETS
(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30, 2020	As of March 31, 2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	22,879	26,363	4,024
Restricted cash	8,887	107	16
Accounts receivable, net	1,943	1,844	281
Amounts due from related parties	168	—	—
Prepaid rent and deposit	51,281	11,624	1,774
Advances to suppliers	16,043	20,025	3,056
Other current assets	101,803	74,677	11,398

Total current assets	203,004	134,640	20,549

Non-current assets:
Property and equipment, net	358,022	298,792	45,605
Intangible assets, net	222,123	157,171	23,989
Land use rights	10,448	10,305	1,573
Other assets	57,133	89,086	13,597

Total non-current assets	647,726	555,354	84,764

Total assets	850,730	689,994	105,313

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Company)
Current liabilities:
Accounts payable	294,469	348,217	53,148
Amounts due to related parties	6,594	12	2
Deferred revenue	152,619	98,527	15,038
Short-term debt	762,136	785,417	119,878
Rental installment loans	54,505	31,396	4,792
Deposits from tenants	82,191	69,682	10,636
Payable for asset acquisition	165,808	165,808	25,307
Accrued expenses and other current liabilities	443,418	523,707	79,933

Total current liabilities	1,961,740	2,022,766	308,734

Non-current liabilities:
Long-term debt	464,920	448,496	68,454
Convertible note, net	206,466	285,736	43,612
Long-term deferred rent	212,054	164,308	25,078

Total non-current liabilities	883,440	898,540	137,144

Total liabilities	2,845,180	2,921,306	445,878

Q&K INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30, 2020	As of March 31, 2021
	RMB	RMB	USD
Commitments and contingencies (Note 14)
Shareholders’ deficit:
Ordinary shares (US$0.00001 par value per share; 5,000,000,0000 shares authorized; 1,436,010,850 and 1,461,010,850 shares issued and outstanding as of September 30, 2020 and March 31, 2021, respectively)	92	94	14
Treasury shares, at cost	(298,110)	—	—
Additional paid-in capital	2,085,099	1,844,610	281,543
Accumulated deficit	(3,809,516)	(4,117,490)	(628,452)
Accumulated other comprehensive income	18,357	31,857	4,862

Total Q&K International Group Limited shareholders’ defici t	(2,004,078)	(2,240,929)	(342,033)
Noncontrolling interest	9,628	9,617	1,468

Total shareholders’ deficit	(1,994,450)	(2,231,312)	(340,565)

Total liabilities and shareholders’ defici t	850,730	689,994	105,313

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	Six months ended March 31,
	2020	2021
	RMB	RMB	USD
Net revenues:
Rental service	555,706	541,671	82,675
Value-added services and others	71,395	73,538	11,224

Total net revenues	627,101	615,209	93,899

Operating costs and expenses:
Operating cost	(682,225)	(684,205)	(104,431)
Selling and marketing expenses	(40,450)	(12,503)	(1,908)
General and administrative expenses	(65,089)	(46,243)	(7,058)
Research and development expenses	(15,412)	(4,765)	(727)
Pre-operation expenses	(12,725)	—	—
Impairment loss on long-lived assets	(250,048)	(42,584)	(6,500)
Other expense, net	(13,870)	(26,426)	(4,033)

Total operating costs and expenses	(1,079,819)	(816,726)	(124,657)

Loss from operations	(452,718)	(201,517)	(30,758)
Interest expense, net	(61,518)	(64,287)	(9,812)
Debt extinguishment cost	—	(41,964)	(6,405)
Foreign exchange loss, net	(4)	(192)	(29)
Fair value change of contingent earn-out liabilities	97,417	—	—

Loss before income taxes	(416,823)	(307,960)	(47,004)
Income tax expense	(26)	(25)	(4)

Net loss	(416,849)	(307,985)	(47,008)
Less: net loss attributable to noncontrolling interests	(26)	(11)	(2)

Net loss attributable to Q&K International Group Limited ordinary shareholders	(416,823)	(307,974)	(47,006)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.34)	(0.23)	(0.03)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,226,807,606	1,352,152,052	1,352,152,052

Q&K INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	Six months ended March 31,
	2020	2021
	RMB	RMB	USD
Net loss	(416,849)	(307,985)	(47,008)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(1,464)	13,500	2,061

Comprehensive loss	(418,313)	(294,485)	(44,947)
Less: comprehensive loss attributable to noncontrolling interests	(26)	(11)	(2)

Net loss attributable to Q&K International Group Limited ordinary shareholders	(418,287)	(294,474)	(44,945)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
UAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Renminbi in thousands, except for share data, unless otherwise stated)

	Six months ended March 31, 2020
	Ordinary shares		Series A non-redeemable preferred shares		Treasury stock	Additional paid in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
Balance at September 30, 2019	430,450,490	27	255,549,510	35,777	—	—	(5,908)	(2,275,924)	(2,246,028)	9,677	(2,236,351)
Issuance of ordinary shares in connection with initial public offering (“IPO”), net off issuance of cost of RMB 29,289	93,150,000	6	—	—	—	289,021	—	—	289,027	—	289,027
Conversion of Series A non-redeemable preferred shares into ordinary shares	255,549,510	17	(255,549,510)	(35,777)	—	35,760	—	—	—	—	—
Conversion of mezzanine equity into ordinary shares	656,860,850	42	—	—	—	1,425,436	—	—	1,425,478	—	1,425,478
Share-based compensation	—	—	—	—	—	39,901	—	—	39,901	—	39,901
Net loss	—	—	—	—	—	—	—	(416,823)	(416,823)	(26)	(416,849)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,464)	—	(1,464)	—	(1,464)

Balance at March 31, 2020	1,436,010,850	92	—	—	—	1,790,118	(7,372)	(2,692,747)	(909,909)	9,651	(900,258)

	Six months ended March 31, 2021
	Ordinary shares		Series A non-redeemable preferred shares		Treasury stock	Additional paid in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
Balance at September 30, 2020	1,436,010,850	92	—	—	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Transfer of treasury shares to extinguish debt with a lender	—	—	—	—	298,110	(256,146)	—	—	41,964	—	41,964
Share-based compensation	—	—	—	—	—	15,348	—	—	15,348	—	15,348
Exercise of share-based compensation	25,000,000	2	—	—	—	—	—	—	2	—	2
Warrants issued in connection with convertible notes	—	—	—	—	—	309	—	—	309	—	309
Net loss	—	—	—	—	—	—	—	(307,974)	(307,974)	(11)	(307,985)
Foreign currency translation adjustments	—	—	—	—	—	—	13,500	—	13,500	—	13,500

Balance at March 31, 2021	1,461,010,850	94	—	—	—	1,844,610	31,857	(4,117,490)	(2,240,929)	9,617	(2,231,312)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Renminbi and USD in thousands, unless otherwise stated)

	Six months ended March 31,
	2020	2021
	RMB	RMB	USD
Operating activities:
Net loss	(416,849)	(307,985)	(47,008)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	39,901	15,348	2,343
Depreciation and amortization	16,244	49,804	7,602
Loss from disposal of property, plant and equipment	107,219	28,372	4,330
Accretion of interest expense	—	678	103
Fair value change of contingent earn-out liabilities	(97,417)	—	—
Debt extinguishment cost	—	41,964	6,405
Deferred rent	17,841	(42,277)	(6,452)
Impairment loss	250,048	42,586	6,500
Changes in operating assets and liabilities:
Accounts receivable	(1,990)	99	15
Amounts due from related parties	4,658	168	26
Prepaid rent and deposit	53,100	39,657	6,053
Advances to suppliers	54,219	(3,982)	(608)
Other current assets	(205,976)	27,128	4,141
Other assets	(66,878)	(31,953)	(4,877)
Accounts payable	145,104	57,625	8,795
Amounts due to related parties	1,997	(6,582)	(1,005)
Deferred revenue	(21,340)	(54,092)	(8,256)
Deposits from tenants	(35,961)	(12,509)	(1,909)
Accrued expenses and other current liabilities	(23,638)	78,385	11,966

Net cash used in operating activitie s	(179,718)	(77,566)	(11,836)

Investing activities:
Purchases of property and equipment	(75,439)	(3,879)	(592)

Net cash used in investing activities	(75,439)	(3,879)	(592)

Financing activities:
Proceeds from IPO, net off issuance cost of RMB 29,289	289,027	—	—
Proceeds from issuance of convertible notes	—	84,638	12,880
Proceeds from short-term bank borrowings	247,552	52,452	8,006
Repayment of short-term bank borrowings	(65,000)	(1,200)	(183)
Proceeds from long-term bank borrowings	—	39,400	6,014
Repayment of long-term bank borrowings	(45,863)	(861)	(131)
Proceeds from rental installment loans	251,779	19,049	2,907
Repayment of rental installment loans	(556,750)	(124,908)	(19,065)
Proceeds from capital lease and other financing arrangement payable	65,415	—	—
Repayment of capital lease and other financing arrangement payable	(51,496)	(184)	(28)

Net cash provided by financing activities	134,664	68,386	10,400

Effect of foreign exchange rate changes	4,044	7,763	1,389

Net (decrease) in cash, cash equivalents and restricted cash	(116,449)	(5,296)	(639)
Cash, cash equivalents and restricted cash at the beginning of the period	250,814	31,766	4,679

Cash, cash equivalents and restricted cash at the end of the period	134,365	26,470	4,040

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	9,139	445	68
Income taxes paid	80	—	—

	As of September 30, 2020	As of March 31, 2021
	RMB	RMB	USD
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	22,879	26,363	4,024
Restricted cash	8,887	107	16

Total cash, cash equivalents and restricted cash	31,766	26,470	4,040

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	(74,103)	—	—
Acquisition of rental assets financed by ADS (Note 4)	(22,540)	—	—
Conversion of Series A non-redeemable preferred shares and mezzanine into ordinary shares	(1,425,478)	—	—
Transfer of treasury shares to extinguish debt with a lender	—	41,964	6,405
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Renminbi in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Q&K International Group Limited (the “Company” or “Q&K”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC
.
The Company completed its initial public offering (IPO) on the Nasdaq Global Market in November 2019, for a net offering size of approximately US$44,534 (equivalent to RMB289,027). The Company offered 2,700,000 ADSs in the IPO, with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS. In addition, the underwriters of the Company’s IPO have exercised in full their over-allotment option to purchase additional 405,000 ADSs, with each ADS represents 30 Class A ordinary shares, par value $0.00001 per share at $17 per ADS.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
Basis of presentation
The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2020 filed on February 16, 2021.
In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2020. The results of operations for the six months ended March 31, 2020 and 2021 are not necessarily indicative of the results for the full years.
Going concern
The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,809,516 and RMB 4,117,490 as of September 30, 2020 and March 31, 2021, respectively. Net cash used in operating activities were RMB 77,566 and RMB 179,718 for the six months ended March 31, 2021 and 2020, respectively. As of September 30, 2020 and March 31, 2021, current liabilities exceeded current assets by RMB 1,758,736 and RMB 1,888,126, respectively.
In addition, the Company’s operations have been affected by the outbreak and spread of the coronavirus disease 2019
(COVID-19),
which in March 2020, was declared a pandemic by the World Health Organization. The
COVID-19
outbreak caused lockdowns, travel restrictions, and closures of businesses. The Company’s businesses have been negatively impacted by the
COVID-19
coronavirus outbreak to a certain extent.
Due to the outbreak of
COVID-19,
in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of
COVID-19
and protect public health. During this period, the Company adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the six months ended March 31, 2021, the average month-end occupancy
rate and the rental spread margin before discount for rental prepayments decreased as compared to the same period ended March 31, 2020 mainly due to the impact of COVID-19.
These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.
The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, issuance of convertible notes, and principal shareholder’s financial support. The Group will focus on the following activities:

•
In July 2020, the Company has executed a convertible note and warrant purchase agreement with two investors (Note 7). By the date of this report, the Company issued the several instalments of Notes and raised proceeds aggregating
$48,076
(equivalent to
RMB 329,045
)
from the investor. No issuance cost was incurred. Pursuant to the convertible and warrant purchase agreement with investors, the Company is able to issue additional Notes to raise proceeds of $51,924 in the future;

•
In April 2021, the Company entered into two bank borrowing extension agreements with SHRB, pursuant to which the bank extended due date of one borrowing with the principal of RMB 100,000 to February 2022, and due date of the one borrowing with the principal of RMB 89,400 to March 2022,

•	Between July and August 2021, the Company plans raise proceeds through registered direct offering, and

•
In July 2021, a principal shareholder of the Company, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this unaudited condensed consolidated financial statements.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Group’s apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of the Group’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect the Group’s business, results of operations, financial condition, and growth prospects.
Capitalization of interest
Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Total interest expenses incurred were RMB 61,518 and RMB 64,287 for the six months ended March 31, 2020 and 2021, respectively, out of which no interest expenses were capitalized during relevant periods.
Land use rights
Land use rights, which are all located in the PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, which is between 30 to 50 years. Amortization expense of land use rights for the six months ended March 31, 2020 and 2021 amounted to RMB143 and RMB143, respectively.
Impairment of long-lived assets
The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.
The Group performed an impairment test of its long-lived assets associated with certain apartments due to the continued underperformance relative to the projected operating results, and recognized impairment losses of RMB 250,048 and RMB 42,584 during the six months ended March 31, 2020 and 2021, respectively.
Capital lease and other financing arrangement
Leases of leasehold improvements or furniture, fixtures and equipment that transfer to the Group substantially all of the risks and rewards of ownership by the end of the lease term are classified as capital leases. The leasehold improvements and liability are measured initially at an amount equal to the lower of their fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.
Minimum lease payments made under capital leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.
The Company started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Company for costs incurred for the renovation. The Company then makes payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Company. The Company accounts for this arrangement with the rental service company as a capital lease.

As of March 31, 2021, the Company had capital lease payable of RMB 68,080. The leasehold improvements or furniture, fixtures and equipment used in apartments obtained under such capital lease arrangements are with aggregate initial value of RMB 136,146 and carrying value of RMB 42,073 as of March 31, 2021.
Under the same arrangement above, the Company also sells leasehold improvements and furniture, fixtures and equipment of certain existing apartments to the rental service company at carrying value and simultaneously leases them back. Such transaction fails sales and lease-back accounting and is accounted for as a financing arrangement. The proceeds received from the rental service company are reported as other financing arrangement payable. As of March 31, 2021, the Company has RMB 388,537 other financing arrangement payable. The underlying leasehold improvements and furniture, fixtures and equipment are with aggregate initial value of RMB 374,609 and carrying value of RMB 115,765 as of March 31, 2021.
Lease accounting with tenants
The Group sources apartments from landlords and converts them into standardized furnished rooms to lease to tenants seeking affordance residences in China. Revenues are primarily derived from the lease payments from its tenants and are recorded net of tax.
The Group typically enters into 12 to
26-month
leases with tenants and a majority of which have a
lock-in
period of 12 months or longer. The
lock-in
period represents the term during which termination will result in the forfeiture of deposit, which is typically 1 or 2 months’ rent. The Group determines that the lock-in
period is the lease term under ASC 840. Upon termination of leases, the Group returns unused portions of any prepaid rentals to the tenant within a prescribed period of time. Deposit can only be returned for termination after lock-in
period. Monthly rent is fixed throughout the lease term and there is no rent- free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.
In April 2020, the Group started to modify arrangements with a rental service company for apartments in certain cities. For some apartments under this arrangement, the Group no longer leases in apartments from the rental service company or enters into new lease-out
agreements with tenants. Instead, the Group transferred existing leases with tenants to the rental service company. The rental service company maintains the lease-in
agreements with the landlords of the apartments, collects rental from the tenants directly and enters into lease-out
agreements with new tenants directly. The Group and a third-party contractor are engaged by the rental service company to manage these apartments. Pursuant to this arrangement, the Group is responsible for supervising the third-party contractor including in its identification of potential tenants and daily operation, and receives fee income equals to the rental income from tenants minus the rental fee to landlords. For each of these apartments, if the rental collected from the tenants is less than the rental paid to the landlords, the Group is required to pay the rental service company this difference. As of March 31, 2021, the Group had transferred 25,375 of its rental units contracted and managed these rental units under this modified arrangement. Referring to ASC
840-10-15-6(a),
the Group determines that it
leases-in
apartments from the rental service company, and
leased-out
apartment to tenants through the rental service company, because the Group has the ability and right to operate the apartments while obtaining more than a minor amount of the output of the apartments. The lease term ranged between 12 and 26 months, and a majority of which have a lock-in
period of 12 months or longer. Monthly rent with tenants is fixed throughout the lease term and there is no rent-free period or rent escalations during the period. The Group determines all lease arrangements with tenants are operating leases since the benefits and risks incidental to ownership remains with the Group. Revenue is recognized on a straight-line basis starting from the commencement date stated in the lease agreements.
The
gross
cost for leasehold improvements and furniture, fixtures and equipment used in apartments were RMB 403,191 and RMB 191,117, respectively, the accumulated depreciation was RMB 136,692 and RMB 46,539, respectively and the impairment losses was RMB 132,278 and RMB 89,850, respectively as of March 31, 2021. Future rentals expected to be collected from outstanding leases existing as of March 31, 2021 totaled RMB 488,482, for which RMB 324,084 and RMB 164,398 to be collected for the year ending September 30, 2021 and 2022, respectively.
Rental incentives
Tenants who prepay rent are entitled to rental discounts. Tenants who prepay rent of at least the first six months of the lease term can enjoy a 5% rental discount, and tenants who prepay at least the first twelve months of lease term rental can enjoy a 10% rental discount (subject to a RMB200 limit per month). Such incentives are only applicable during the lock-in
period. The Group considers the rental discounts as a lease incentive and records it as a reduction in revenue on a straight line basis over the lease term. The Group recorded RMB 11,765 and RMB 3,980 of rental incentives for the six months ended March 31, 2020 and 2021, respectively.

Lease accounting with landlords
The Group leases apartments from landlords usually for a period of five to six years which may be extended for an additional three or two years at the discretion of the landlords. Since all the benefits and risks incidental to ownership remains with the landlord, the Group determines that these arrangements are operating leases. The Group typically negotiates a rent free period of
90-120
days and locks in a fixed rent for the first three years and approximately 5% annual, non-compounding
increase for the rest of the lease period. As such, typically all leases with landlords contain rent holidays and fixed escalations of rental payments during the lease term. The Group determines the lease term under ASC 840 to include the years that can be early terminated by the landlords. The Group records total lease expense on a straight-line basis over the lease term and the difference between the straight-line lease expense and cash payments under the lease is recorded as deferred rent on the unaudited consolidated balance sheets. As of September 30, 2020 and March 31, 2021, deferred rent of RMB 2,503 and RMB 8,443 were recorded in accrued expenses and other current liabilities and RMB 212,054 and RMB 164,308 were recorded as long-term deferred rent, respectively.
Rental expense to the landlords recorded in unaudited condensed consolidated statements of comprehensive losses were RMB 512,753 and RMB 506,225 for the six months ended March 31, 2020 and 2021, respectively.
Treasury shares
The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid- in capital (up to the amount credited to the additional paid-in
capital upon original issuance of the shares) and retained earnings.
For the year ended September 30, 2020, the Group repurchased 77,250,000 ordinary shares from certain major investors in the IPO, through cash payment of RMB 248,859 and issuance of convertible notes of RMB 49,251 (equivalent to $7,232
). As of March 31, 2021, the Company transferred treasury shares of
77,250,000
to one of its debtors as a debt extinguishment cost, with a fair value of RMB 41,964, or $6,405.
The fair value is determined at the trading price of per share price of
 $0.083 on the date of transferring treasury shares. As of March 31, 2021, the Company had no
outstanding treasury shares.
Convenience translation
The Group’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheet, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the six months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.5518, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2021, or at any other rate.
Fair value
The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other current liabilities, long-term debt, convertible note, and contingent earn-out
liabilities.

The following table summarizes the fair value of the Group’s financial liabilities that are accounted for at fair value on a recurring basis, by level within the fair value hierarchy, for the six months ended March 31, 2020 and 2021:

			Fair Value Measurements at Reporting Date Using
Six Months Ended March 31,	Description	Fair Value as of March 31 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Gain for the Six Months Ended March 31, RMB
2020	Contingent earn-out	—			—	97,417
2021	liabilities	—			—	—
The Group determines the fair value with the help from third party professional valuation specialists, and the assumptions used in estimating fair value require significant judgment. The use of different assumptions and judgments could result in a materially different estimate of fair value. Key inputs in determining the fair value of the contingent earn-out
liabilities include assumptions such as operating income, operating cost, number of new apartments acquired, probabilities of qualified IPO, etc., and changes in these assumptions would affect the number and value of future additional shares to be issued. Contingent earn-out
liabilities are classified in Level 3 of the valuation hierarchy. The contingent earn-out liabilities related to the EBITDA feature of Series C and Series C-1 convertible redeemable preferred shares at fair value, and all the holders of the Series C-2, Series C-1 and Series C convertible redeemable preferred shares have waived the EBITDA feature upon IPO in November 2019. As of March 31, 2021 and September 30, 2020, the Company had no contingent earn-out liabilities.
The following table presents the Group’s assets measured at fair value on a non-recurring
basis for the six months ended March 31, 2020 and 2021:

			Fair Value Measurements at Reporting Date Using
Six Months Ended March 31,	Description	Fair Value as of March 31 RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total Loss for the Six Months Ended March 31, RMB
2020	Property and equipment	246,139			246,139	250,048
2021		20,452			20,452	16,004
2021	Apartment rental agreements	75,074			75,074	26,580
2021	Trademarks	81,469			81,469	—
Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 4% and 10% for the six months ended March 31, 2020 and 3% and 11% for the six months ended March 31, 2021, respectively.
As a result of reduced expectations of future cash flows from certain leased apartments, the Group determined that the property and equipment was not fully recoverable and consequently recorded impairment charges of RMB 250,048 and RMB 16,004 for the six months ended March 31, 2020 and 2021, respectively.
The Group acquired from Great Alliance Coliving Limited. and its affiliates (“Beautiful House”) certain assets, including approximately 72,000 apartment rental contracts and leasehold improvements attached to the apartments, and trademarks of Beautiful House. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, which are unobservable inputs that fall within Level 3 of the fair value hierarchy.

•
The apartment rental agreements with both landlords and tenants were valued using the multiperiod excess earnings method, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 12.5% and 19%, and

•
T
he trademarks were valued using the relief from royalty method, which incorporated certain assumptions including projected revenues contributed by trademarks, royalty savings and projected trends of operating results. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were negative 10% and 19%

As of March 31, 2021, the Group reviewed the fair value of the apartment rental agreements based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its property and equipment are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement, which were 3% and 11%
for the six months ended March 31, 2021. As a result of reduced expectations of future cash flows from certain leased apartments, the Group consequently recorded impairment charges of RMB
26,580 for the six months ended March 31, 2021
.
The financial instruments primarily including cash and cash equivalents, restricted cash, account receivables, amounts due from related parties, account payables, amounts due to related parties, short-term debt, rental installment loans, deposits from tenants, other liabilities, are carried at cost which approximates their fair value due to the short-term nature of these instruments. The convertible note and long-term debt approximates their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.
Recent accounting pronouncements
In February 2016, the FASB issued ASU
2016-02,
Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use
assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including final periods within those fiscal years. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU
No. 2018-10
Codification Improvements to Topic 842, Leases and ASU
No. 2018-11,
Leases (Topic 842), Targeted Improvements. ASU
No. 2018-10
affects narrow aspects of the guidance issued in the amendments in Update
2016-02
and ASU
No. 2018-11
allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU
2019-10,
Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. ASU
2019-10
amends the effective dates for ASU
2016-02.
The Group is an EGC and expects to adopt ASU
2016-02
utilizing the optional transition approach allowed under ASU
2018-11
and apply the package of practical expedients beginning October 1, 2021. The Group expects material changes to its consolidated balance sheet to recognize right-of-use
lease assets and related lease liabilities for operating leases. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.
In June 2016, the FASB issued ASU
2016-13, Credit
Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). ASU
2019-10
amends the effective dates for ASU
2016-13.
The Group is an EGC and has elected to adopt the new standard as of the effective date applicable to nonissuers and will implement the new standard on October 1, 2023. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.
In August 2018, the FASB released ASU
2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU
2018-13
modifies the disclosure requirements on fair value measurements. The provisions of ASU
2018-13
are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for interim periods and fiscal years beginning after October 1, 2020, with early adoption permitted. The Group does not believe the standard will materially affect the consolidated statements of income or consolidated statements of cash flows.
In December 2019, the FASB issued ASU
No. 2019-12, Income
Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU
2019-12
is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU
2019-12
is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for the Company, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

3.	OTHER CURRENT ASSETS

	As of September 30, 2020	As of March 31, 2021
Due from a rental service company (1)	52,410	52,410
Deductible input value added tax (“VAT”) (2)	35,660	—
Due from a service provider (3)	9,501	17,625
Others	4,232	4,642

Total	101,803	74,677

(1)
As of September 30, 2020 and March 31, 2021, the balance due from a rental service company represented the reimbursement renovation costs due from the rental service company. The Company started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Company for costs incurred for the renovation. The Company then makes payments to the rental service company in installments equal to the reimbursed renovation costs plus interest and tax over a period of five years.

(2)
The deductible input VAT represented the excess of input VAT arising from purchases over
output VAT arising from sales under the PRC tax laws and regulations. The deductible input VAT is carried forward to future period. As of March 31, 2021, the Company assessed certain PRC subsidiaries would not generate sufficient revenues and output VAT for the balance to be deducted
in the next twelve months, the Company reclassified the deductible input VAT to the account of “other assets” as a noncurrent asset.

(3)
Upon asset acquisition with Beautiful House, the Group engaged a third party service provider to provide apartment operation services to the Group. To support the operation services, the Company made interest free loans to the service provider and the loans are repayable on demand.

4.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	As of September 30, 2020	As of March 31, 2021
Cost:
Buildings	40,167	40,167
Leasehold improvements	316,665	270,914
Furniture, fixtures and equipment used in apartments	122,171	101,267
Vehicle	3,043	3,043
Office furniture, fixtures and equipment	20,504	20,454
Less: Accumulated depreciation	(217,582)	(206,542)
Construction in progress	73,054	69,489

Property and equipment, net	358,022	298,792

In December 2019, the Company acquired from a third party certain rental assets with fair value of RMB 22,540. The consideration was 7,662,060 shares of the Company’s Class A ordinary shares. As of March 31, 2021, the share consideration was not paid and was in the account of “additional paid-in
capital”.
Depreciation expenses were RMB106,754 and RMB18,603 for the six months ended March 31, 2020 and 2021, respectively. Impairment expenses were RMB 313,355 and RMB 16,005 for the six months ended March 31, 2020 and 2021, respectively.

5.	INTANGIBLE ASSETS, NET
Intangible assets, net consist of the following:

	As of September 30, 2020	As of March 31, 2021
Cost:
Apartment rental contracts	209,636	173,658
Trademarks	86,900	86,900
Software	2,275	2,275
Less: Accumulated amortization	(76,688)	(105,662)

Intangible assets, net	222,123	157,171

Amortization expenses were RMB 322 and RMB 31,058 for the six months ended March 31, 2020 and 2021, respectively. Impairment expenses were RMB 620,225 and RMB 26,580 for the six months ended March 31, 2020 and 2021, respectively
.

The following table sets forth the Group’s amortization expenses for the five years since March 31, 2021:

Amortization expenses
Six months ending September 30, 2021	29,350
Year ending September 30, 2022	32,384
Year ending September 30, 2023	27,590
Year ending September 30, 2024	20,558
Year ending September 30, 2025 and thereafter	47,289

157,171

6.	DEBT
The short-term and long-term debt as of September 30, 2020 and March 31, 2021 were as follows:

	As of September 30, 2020	As of March 31, 2021
Short-term debt:
Short-term bank borrowings (1)	176,752	92,627
Long-term bank borrowings, current portion (1)	159,721	162,721
Capital lease and other financing arrangement payable, current portion (2)	201,835	264,849
Other short-term payable (3)	223,828	265,220

Subtotal	762,136	785,417

Long-term debt:
Long-term bank borrowings, non-current portion (1)	196,682	231,222
Capital lease and other financing arrangement payable, non-current portion (2)	242,719	191,768
Other long term payable (3)	25,519	25,506

Subtotal	464,920	448,496

Total	1,227,056	1,233,913

(1)	Bank borrowings
On September 26, 2016, the Group entered into a three-year bank credit facility with Shanghai Huarui Bank (the “SHRB”) under which the Group can draw-down up to RMB300,000 by September 26, 2019. The interest rate for this credit facility was determined on the draw-down date. The weighted average interest rate for borrowings drawn under such credit facility was 7.5% and 7.5% per annum for the years ended September 30, 2018 and 2019, respectively. The credit facility is collateralized by future cash flows generated by rental service revenue of certain rental units of the Group. The three-year revolving bank credit facility matured in September 2019. As of March 31, 2021, the Group had an outstanding balance of RMB 193,929
, of which RMB 27,000 was subject to an interest rate of
8.75
% per annum and remaining balance was subject to an interest rate of 7.5% per annum. In July and November 2020, SHRB extended due date of borrowing for the principal of RMB
27,000 to January through March of 2022, and due date of borrowing for the principal of RMB 132,000 to October 2021. In December 2020, the Company borrowed two new bank borrowing from SHRB with principal of RMB 25,929 and RMB8,998, respectively. Both loans bear interest rate of 7.5% per annum and are due in December 2022.
These two loans were guaranteed by Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Shanghai Qingke E-Commerce Co., Ltd. (“Q&K E-commerce”). The Company used the bank borrowings to repay the outstanding bank borrowings.
On September 26, 2020, the Group entered into an
18-month
bank credit facility with SHRB under which the Group can draw-down up to RMB108,000 by March 26, 2021 to repay the rental instalment loans on behalf of tenants who early terminated the rented apartments (“departed tenants”) and for the daily operating expenditures. The interest rate for this credit facility was 8.5% per annum. In April 2021, SHRB renewed the terms under which the Group can draw-down up to RMB91,400 by September 27, 2021 and extended the loan term to September 26, 2022. As of March 31, 2021, the Group has drawn down RMB 89,400, all of which is to be repaid over one year.
On April 30, 2020, the Group entered into an
18-month
bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K
E-commerce
provided guarantee on the loans. As of March 31, 2021, the outstanding balance of the borrowing was RMB 50,000, which is to be repaid in February 2022.

On May 28, 2020, the Group entered into an

18-month

bank loan contract with SHRB under which the Group borrowed RMB 50,000 to repay the rental instalment loans on behalf of departed tenants. The rate of the loan was 7.5% per annum. In April 2021, SHRB extended due date of borrowing for the principal of RMB 50,000 to February 2022. Q&K Investment Consulting and Q&K

E-commerce

provided guarantee on the loans. As of March 31, 2021, the outstanding balance of the borrowing was RMB 50,000, which is to be repaid in February 2022
.
On June 13, 2017, the Group entered into a

10-year

bank loan contract with China Merchants Bank under which the Group borrowed RMB17,210 to purchase buildings for administration office purposes. The loan was collateralized by the buildings purchased under this loan contract. As of March 31, 2021, the net carrying value of the collateralized buildings was RMB 34,068. The weighted average interest rate of the loan was 5.39% per annum for the six months ended March 31, 2020 and 2021. As of March 31, 2021, the Group has drawn down RMB 10,613, of which RMB 1,721 is to be repaid within one year, RMB 8,892 to be repaid over one year.
In the first quarter of 2019, the Group obtained a three-year revolving bank credit facility with SHRB under which the Group can draw-down up to RMB2,000,000, of which RMB1,000,000 is for rental installment loans, by February 2022 with annual interest rate of 7.5%. As of March 31, 2021, excluding the rental installment loan facility, the Group did not draw down bank borrowings. As of March 31, 2021, the tenants has drawn down rental instalment loans of RMB 3,116, and the Company recorded the amount in the account of “rental instalment loans”.
On June 27, 2019, the Group entered into a

six-month

bank revolving loan contract with China Construction Bank under which the Group can draw-down up to RMB650,000. The interest rate for this credit facility was determined on the draw-down date and the credit facility required the Company to make a deposit of US$105,000. The loan was repaid in October 2019.

(2)	Capital lease and other financing arrangement payable
Future minimum lease payments required under the capital lease arrangements are as follows:

March 31, 2021
2021	28,552
2022	20,029
2023	12,747
2024	10,473
2025	3,328
2026 and there after	—

75,129
Less payment amount allocated to interest	7,049

Present value of capital lease obligation	68,080

Current portion of capital lease obligation	28,552
Long-term portion of capital lease obligation	39,528

68,080

Other financing arrangement payable was comprise of current portion payable of RMB 236,297 and noncurrent portion of RMB 152,240, respectively. Future payment schedule required under other financing arrangements as of March 31, 2021 was RMB 183,789 for the six months ended September 30, 2021, RMB 86,925 and RMB 79,689 for the year ended September 30, 2022 and 2023, respectively.

(3)	Other short and long term payable
Among the other short-term payable of RMB 223,828 as of September 30, 2020, RMB 221,328 was due to Azure Investments Ltd (“Azure”). The balance was due on September 30, 2020. On March 8, 2021, the Company and Azure entered into a share interest payment agreement pursuant to which the Company agreed to deliver treasury shares of 2,575,000 ADS to Azure and Azure agreed to extend the borrowings to the Company. The share interest payment was recorded as a debt extinguishment cost of RMB 41,964 (approximately $6.4 million), valued at $2.48 per ADS on March 8, 2021. The difference between the cost of treasury shares and the debt extinguishment cost was recorded as a reduction against additional paid-in capital.
Other long term payable mainly represents loans from certain third party entities with no fixed term at an annual interest rate of 5%. Other short term payable mainly represents loans from certain third party entities due within one year at an annual interest rate ranging between
6% and 8.5%.

7.	CONVERTIBLE NOTE, NET
The Company has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with one investor which is controlled by one principal shareholder of the Group (Note 13) and one third party investor under which the investors may subscribe at par for up to $100,000 in aggregate principal amount of the Company’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of the ADSs.
As of March 31, 2021, the Company closed
7
issuances of Notes of $44,130

(approximately RMB
297,454
). The maturity dates of these Notes shall be the
five

anniversary of issuance dates.
Series 1 Note bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date. Series 2 Note bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date. In the event of a Fundamental Change, as defined in the Purchase Agreement, the interest rate increases to 25% per annum and the holders of the Notes can require the Company to redeem the outstanding principal and interest for cash.
Each of the holders of the Notes at any time on or after the 41st day after the issuance date of the Notes and prior to the maturity date, at its option, may convert in whole but not in part the entire outstanding principal amount and the accrued and unpaid interest into ADSs. The conversion price is as follows:

(1)	the conversion price is calculated as 120 % of the 30-Trading Day VWAP as of the issue date of each Note, or

(2)
if the Company completes an ADS offering of at least $50,000 within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

The conversion price is subject to adjustment in the event of a Make Whole Fundamental Change, as defined in the Purchase Agreement.
The Company may at its option, upon the delivery of a mandatory conversion notice to the holders of the Notes (the “Mandatory Conversion Notice”, and such date of delivery, the “Mandatory Conversion Date”), require the holders of the Notes to convert all the outstanding principal amount and all the accrued but unpaid share interest as of the Mandatory Conversion Date into the ADSs, in the event that: (i) the reported sales price of the ADS of the Company is no less than $22.00 per ADS, subject to adjustment in the event of fundamental change, as defined, for more than sixty (60) consecutive trading days and (ii) the average daily trading volume during such sixty (60) consecutive trading days is more than $15,000 per trading day.
In addition, the Company issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.
The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. The Company estimated fair value of Notes were RMB 209,212, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. The Company estimated fair value of the warrants issued at RMB 4,961, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Company allocated proceeds totaling RMB 6,874 to the warrants which was recorded as an additional paid-in
capital.

The key assumption used in estimates are as follows:

	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	February 25, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	11.4618	10.2214	9.3041	8.6653	7.6830	5.1676	3.5418
Risk free rate of interest	0.21%	0.21%	0.29%	0.29%	0.29%	0.28%	0.58%
Dividend yield	0.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	40.0%	39.0%	39.0%	39.0%	39.0%	40.0%	41.0%
The discounts of RMB 6,874 will be amortized as additional interest expense over the terms of Notes. For the six months ended March 31, 2021 and 2020, the Company accrued accretion of interest expenses of RMB 678 and RMB nil.
A summary of warrants activity for the six months ended March 31, 2021 was as follows:

	Number of shares	Weighted average life	Expiration Dates
Balance of warrants outstanding as of September 30, 2020	109,567	4.84 years
Grants of Warrants on October 14, 2020	4,815	5 years	October 14, 2025
Grants of Warrants on October 20, 2020	13,848	5 years	October 20, 2025
Grants of Warrants on October 29, 2020	15,619	5 years	October 29, 2025
Grants of Warrants on December 15, 2020	28,718	5 years	December 15, 2025
Grants of Warrants on February 25, 2021	23,152	5 years	February 25, 2025

Balance of warrants outstanding as of March 31, 2021	195,719	4.50 years

The warrants are subject to anti-dilution provisions to reflect stock dividends a
n
d splits or other similar transactions, but not as a result of future securities offerings at lower prices. The warrants did not meet the definition of liabilities or derivatives, and as such they are classified as an equity.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of September 30, 2020	As of March 31, 2021
Due to a rental service company (1)	182,542	184,551
Tenant deposits	83,682	105,253
Payable to a constructor for leasehold improvements	53,623	55,100
Other tax payable	51,832	51,536
Accrued utilities	22,513	25,123
Interest payable	13,435	57,961
Accrued payroll and welfare	10,451	7,425
Operation service payable	6,602	11,310
Deferred rent	2,503	8,443
Others	16,235	17,005

Total	443,418	523,707

(1)
As of March 31, 2021, the balance of due to a rental service company primarily represented the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020.

9.	SHARE-BASED COMPENSATION
The Company utilized Yijia Inc., a company controlled by the Founder as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Company’s operations. According to the Group’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Group and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Company.
All the share information disclosed in this section refers to the shares of the Group the grantees are entitled through Yijia Inc. shares. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offset to
756
additional
paid-in
capital. Given the shares owned by Yijia Inc. for the purpose of the incentive program are existing and outstanding shares of the Group, the options do not have any dilution effect on the loss per share (see Note 10).
Stock Option A
On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Group granted an aggregate number of 26.86 million share options to certain management, employees and non-employees
of the Group. Under the plan, the exercise price was US$0.31 (RMB2.00) per share and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. As of March 31, 2021, no share options were vested or exercised. As of March 31, 2021, the number of outstanding options is 10,600,000, which was equal to the number of option expected to be vested. Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.
Stock Option B
On July 31, 2017, the Group granted 43.14 million share options to management and employees of the Group. The options vested immediately upon the grant date and the exercise price were US$0.31 (RMB2.00) per share. All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the
“lock-up
period”). If the grantee resigned from the Group before the IPO or during the lock-up
period, the Group has the right to repurchase the share options or ordinary shares at the exercise price. The Group believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of March 31, 2021, the Company had 30,200,000 share options outstanding, vested and exercisable. Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.
Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Group’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.
The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares	US$	0.03	US$	0.04	US$	0.05

A summary of option activity during the six months ended March 31, 2020 and 2021 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual Life
Outstanding, as of September 30, 2019	68,220,000	2	6.74
Granted	—	—	—
Forfeited	(26,470,000)	2	6.74

Outstanding, as of March 31, 2020	41,750,000	2	6.70

Outstanding, as of September 30, 2020	41,750,000	2	6.10
Granted	—	—	—
Forfeited	(950,000)	2	1.09

Outstanding, as of March 31, 2021	40,800,000	2	5.58

Vested or expected to vest as of March 31, 2021	40,800,000	2	5.58

The Group recognized the compensation cost for the stock options on a straight line basis over the requisite service periods.
Given the vesting was contingent on the IPO, no share-based compensation expense is recognized until the date of the IPO. For the six months ended March 31, 2020 and 2021, the Group recorded compensation expenses of RMB nil and RMB 685 in connection with the above stock options.
Restricted Share Units (“RSU”)
2017 RSU
In 2017, the Group issued 15.99 million RSU to a consulting company, of which 5.2 million RSU vested immediately upon grant, and the Group has the right to repurchase the remaining 10.79 million RSU anytime at its discretion with nominal price before certain dates (“repurchase rights”). The Group determined RSU with repurchase rights are not considered issued until the expiration of such rights. At each of the expiration dates, the corresponding RSU are considered issued and vested immediately, and a measurement date has been reached.
Under such arrangement, the Group recorded 2.6 million, 2.6 million, 2.8 million, 2.8 million and 2.6 million RSU at the measurement date fair value per share of US$0.05, US$0.06, US$0.10, US$0.20 and US$0.25 on March 16, 2017, November 12, 2017, April 1, 2018, December 1, 2018 and April 1, 2019, respectively. In July 2019, the Group repurchased total 5.19 million RSUs.
The fair value of RSU was determined by reference to the fair value of ordinary shares of the Group and was appraised by an independent valuation firm.
2021 RSU
In March 2021, the Group issued 25 million RSU to a consulting company, all of which vested immediately upon grant. Under such arrangement, the Group recorded 25 million RSU at the measurement date fair value per share of US$0.09 by reference to the share price in the open market on grant date.
The total expenses recognized in the consolidated statements of comprehensive loss for the aforementioned RSUs granted were RMB nil and RMB 14,664, respectively for the six months ended March 31, 2020 and 2021, respectively.

10.	LOSSES PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years indicate
d:

	Six months ended March 31,
	2020	2021
Net loss attributable to Q&K International Group Limited	(416,823)	(307,974)
Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.34)	(0.23)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,226,807,606	1,352,152,052

For the six months ended March 31, 2020 and 2021, respectively, potential ordinary shares from assumed conversion of 2,789,720 and 5,014,672 convertible notes as well as 41,750,000 and 40,800,000 options and109,567 and 195,719 warrants to purchase the Company’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

11.	INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company, Q&K International Group Limited is not subject to tax on income or capital gain.
BVI Islands
Under the current laws of the British Virgin Islands (“BVI”), the Company, QK365.com Inc. incorporated in BVI is not subject to tax on income or capital gain.
Hong Kong
QingKe (China) Limited is subject to Hong Kong profit tax. The applicable tax rate for the first Hong Kong dollar (“HKD$”) $2,000 of assessable profits is 8.25% and assessable profits above HKD$2,000 will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.
United States of America
The Group’s subsidiary in the U.S. is registered in the state of Delaware and is subject to a flat U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 8.7% respectively.
PRC
Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.
Tax expense consisted current tax expenses of RMB 26 and RMB 25 for the six months ended March 31, 2020 and 2021, respectively.
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2020 on non-transfer
pricing matters, and from 2010 through 2020 on transfer pricing matters.
In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of September 30, 2020 and March 31, 2021.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free
and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.
Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was not material as of September 30, 2020 and March 31, 2021.

12.	STATUTORY RESERVES AND NET RESTRICTED ASSETS
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.
Under PRC law, the Company’s subsidiaries and consolidated VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.
Amounts restricted including
paid-in
capital and statutory reserve funds as determined pursuant to PRC Laws were RMB 930,525 as of September 30, 2020 and March 31, 2021, respectively.

13.	RELATED PARTY TRANSACTIONS AND BALANCES
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.
The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Group
Shanghai Laiguan Property Management Co., Ltd. (“Laiguan”)	An entity controlled by certain shareholders of the Group
Shanghai Yijia Property Management Co., Ltd. (“Yijia Property”)	An entity controlled by certain shareholders of the Group
Shanghai Youzhen Information Technology Co., Ltd. (“Youzhen”)	An entity controlled by the parents of Founder and CEO of the Group
Shanghai Qingji Property Management Co., Ltd. (“Qingji”)	An entity controlled by certain shareholders of the Group
Key Space(S) Ptd. Ltd. (“Key Space”)	An entity controlled by certain shareholder of the Group
The Group entered into the following transactions with its related pa
r
ties:
For the six months ended March 31, 2020 and 2021, s
e
rvices provided by the related parties were RMB 29,117 and RMB Nil, respectively
:

	Six months ended March 31,
	2020	2021
Labor outsourcing service expense to Laiguan	16,674	—
Labor outsourcing service expense to Qingji.	12,443	—

Total	29,117	—

As stated in Note 7, during October 2020 through February 2021, the Group issued convertible notes in exchange for cash aggregating $12,880 (RMB 84,638) to Key Space. As of March 31, 2021, the Group had convertible notes of $44,130 due to Key Space, amo
u
nt which $18,191 and $25,939 are subject to interest rate of 15% per annum and 17% per annum respectively. For the six months ended March 31, 2021, the Group accrued interest expenses of RMB 21,983 on the convertible notes.
As of September 30, 2020 and March 31, 2021, amounts due from related parties were RMB168 and RMB nil, respectively, and details are as follows:

	As of September 30, 2020	As of March 31, 2021
Youzhen.	125	—
Others	43	—

Total	168	—

As of September 30, 2020 and March 31, 2021, amounts due to related parties were RMB 6,594 and RMB 12, respectively, and details are as follows:

	As of September 30, 2020	As of March 31, 2021
Yijia Property.	4,156	—
Qingji	1,539	—
Laiguan	882	—
Others	17	12

Total	6,594	12

14.	COMMITMENTS AND CONTINGENCIES
(a) Operating lease commitments
The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable
operating lease agreements at March 31, 2021 were as follows:

For the six months ended September 30, 2021	380,933
For the twelve months ended September 30, 2022	888,599
For the twelve months ended September 30, 2023	774,378
For the twelve months ended September 30, 2024	606,808
For the twelve months ended September 30, 2025	486,649
Thereafter	796,652

Total	3,934,019

(b) Purchase Commitments
As of March 31, 2021, the Group’s did not have commitments related to leasehold improvements and installation of equipment
.
(c) Contingencies
During the year ended September 30, 2020, the Group, via short message notification, early terminated certain apartment rental agreements with landlords. As of March 31, 2021, the Group estimated the contingent compensation expenses due to landlords as follows:

•
Certain landlords had disputes on the early termination and entered into legal proceedings against the Group for compensation aggregating RMB 5,211. The Company estimated it exposed to the compensation of RMB 5,211 and recorded the contingent liability in the account of “accrued expenses and other current liabilities”.

•
Certain landlords had disputes but did not enter into legal proceedings against the Company. These landlords had rights to file legal proceedings against the Group within 3 years from the short message notification, for a maximum compensation of RMB 51,924, which is three times of the rental agreement value. However the Group estimated the likelihood of the legal proceeding as reasonably possible though these landlords has not initiated legal proceedings as of the report date. In addition, the compensation amount will be negotiated with each individual landlord, the amount of compensation cannot be reasonably estimated as of the date of report date. As of March 31, 2021, the Group did not accrue the contingent liability in the balance sheet.

•
Certain landlords did not reply to the Group’s short message within three months, which legally implied that they agreed with the termination, and the Group is not obliged to compensation for these landlords.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Except for the above mentioned contingencies, the Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

15.	SUBSEQUENT EVENTS
On April 23, 2021, the Company entered into a share charge agreement with Shanghai Huarui Bank Co., Ltd. (“Huarui”) (the “Agreement”). Pursuant to the Agreement, the Company has charged 77,100,000 Class A ordinary shares of the Company, which are treasury shares of the Company, and other property in connection with these shares as set forth in the Agreement (collectively, the “Charged Property”), to Huarui (the “Charge”). The Charge is to secure the payment and other obligations of the Company’s subsidiaries, as borrowers, under certain loan agreements with Huarui, as lender, with an aggregate outstanding principal amount of RMB383.3 million. If an event of default occurs under these loan agreements, subject to the terms in the Agreement, Huarui will be authorized to arrange for the Charged Property to be registered in the name of Huarui or its nominee, and will be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property following the transfer of the legal title of the Charged Property to Huarui or its nominee.

On July 22, 2020, the Company entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (the “Sellers”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to it, and trademarks of Beautiful House. As of March 31, 2021, the outstanding payable consisted of cash consideration payable of $23,200 (equivalent of RMB 165,808) and share consideration of RMB 289,733 which were recorded in the account of “Payable for asset acquisition” and “additional paid-in capital”, respectively. In May 2021, the Company settled both cash consideration payable and share consideration payable by delivering 186,375,850 ordinary shares to the Sellers. The Sellers are entitled to trade the ordinary shares in open market. In addition, among the
186,375,850
shares delivered, 57,786,458 ordinary shares will oblige the Company to make up the shortfall if the cash collected by the Sellers are lower than $0.4014 per share, and the Company will repurchase
 20,860,749
ordinary shares at per share cost of
 $0.4015 in instalments if the Sellers do not trade in open market.
The Group evaluated subsequent events through July 26, 2021, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.